MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of March 24, 2022, should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2021, and the related notes contained therewith. The Company reports its financial position, financial performance, and cash flows in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Effective September 1, 2020, the Company elected to change its presentation currency from the Canadian dollar ("C$" or "CAD") to the United States dollar ("$" or "USD"). The Company applied the change to the United States dollar presentation currency retrospectively, with prior period comparative information translated to the United States dollar at the foreign exchange rate of 1.3042 Canadian dollars per United States dollar. The functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events, and conditions. As a result of this reassessment the functional currency of the Canadian parent company and certain subsidiaries changed from the Canadian dollar to the United States dollar, commencing on September 1, 2020. All dollar amounts included in the following MD&A are in United States dollars except as otherwise indicated.

Additional information relevant to the Company are available for viewing on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPIs"), Gross Proceeds Royalties ("GPRs"), Gross Overriding Return ("GOR") royalties, Price Participation Royalties ("PPRs"), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

In order to better align the Company's reporting cycle with its peers and its royalty and stream partners, the Company changed its year-end to December 31, beginning with December 31, 2020. As such in addition to information provided for the twelve months ended December 31, 2021, the Company has provided comparative information, where applicable, for the seven months ended December 31, 2020 (a transition year) and the twelve months ended May 31, 2020.

Since March 2020, several measures have been implemented in Canada, Australia, Argentina, Mexico, the United States, and in other jurisdictions where we hold royalties and streams in response to the increased impact from the coronavirus ("COVID-19"). These measures, which include the implementation of travel bans, self-imposed quarantine periods, social distancing, vaccine or testing mandates, and in some cases mine closures or suspensions, have caused material disruption to business globally. Global financial markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on our business operations cannot be reasonably estimated at this time, such as the duration and impact on future production for our partner operators at their respective mining operations. However, the current situation has improved and is expected to have less of an adverse impact on the Company's business, results of operations, financial position and cash flows going forward.

COMPANY HIGHLIGHTS

During the year ended December 31, 2021, and subsequent period the Company:

  Closed seven new royalty acquisitions to bring the total held to 70 precious metal assets, and amended an existing royalty through the following notable transactions:
    an existing 1.35% NSR royalty on a portion of the Côté deposit in the Côté Gold Project and all of the Gosselin Zone (located ~1.5km to the northeast of the Côté deposit) (together referred to as "Cote-Gosselin") owned by IAMGOLD Corporation ("IAMGOLD") and Sumitomo Metals Mining Co., Ltd., from arm's length sellers for total consideration of C$7.5 million in cash;
    an existing 5.0% NSR royalty on the South Domes portion of the Castle Mountain Gold Mine ("Castle Mountain") owned by Equinox Gold Corp. ("Equinox"), from an arm's length seller for total consideration of $15.0 million, of which $10.0 million was paid in cash at closing, and the remaining $5.0 million to be paid in cash within 20 months from the closing date bearing interest at 4.0% per annum;
    an existing 0.75% GVR royalty on Eldorado Gold Corp.'s ("Eldorado") 2 Moz Au Tocantinzinho ("TZ") project located in the Tapajos district in the State of Para in northern Brazil, from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash. Subsequent to the acquisition, Eldorado sold its interest in TZ to G Mining Ventures Corp. ("G Mining") for $115 million;
    an existing 1.0%-2.0% NSR royalty on OZ Minerals ("OZ") 1.7 Moz Au CentroGold project ("CentroGold") located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. for total consideration of $7.0 million in cash and with additional contingent payments of up to $11.0 million comprised of shares and cash subject to the successful completion of certain milestones in respect of the CentroGold project;
Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)
  an existing 0.45% NSR royalty on Agnico Eagle Mines Ltd.'s ("Agnico") Amalgamated Kirkland property in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold Ltd.'s ("Kirkland Lake Gold") North Amalgamated Kirkland property ("North AK Property") at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash;
  an existing 2.5% NSR royalty on Minera Alamos Ltd.'s La Fortuna project, from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash. The 2.5% NSR royalty, which is capped at $4.5 million, will be in addition to Metalla's uncapped 1.0% NSR royalty to increase its total royalty exposure to 3.5% on the La Fortuna project;
  an existing 0.5% NSR royalty on Barrick Gold Corp.'s ("Barrick") Del Carmen project, which is part of the 9 Moz Au Alturas-Del Carmen project in the El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash; and
  amended an existing 1.0% NSR royalty on Monarch Mining Corporation's ("Monarch") Beaufor Mine ("Beaufor").  In consideration for $1.0 million paid in cash to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100 Koz of gold have been produced by Monarch following its acquisition of Beaufor.
  on May 14, 2021, announced the termination of the 2020 ATM Program (as defined below). From January 1, 2021, to May 14, 2021, the Company distributed 1,526,600 common shares under the 2020 ATM Program at an average price of $9.45 per share for gross proceeds of $14.4 million. From inception in September 2020 to termination in May 2021, the Company distributed a total of 1,809,300 common shares under the 2020 ATM Program at an average price of $9.63 per share for gross proceeds of $17.4 million;
  on May 14, 2021, announced the 2021 ATM Program (as defined below). From inception to December 31, 2021, the Company distributed 1,622,165 common shares under the 2021 ATM Program at an average price of $8.47 per share for gross proceeds of $13.7 million. As at the date of this MD&A, the Company had distributed a total of 1,970,608 common shares under the 2021 ATM Program for gross proceeds of $16.1 million;
  for the year ended December 31, 2021, received or accrued payments on 2,915 attributable Gold Equivalent Ounces ("GEOs") (December 31, 2020 - 1,404, May 31, 2020 - 1,989) at an average realized price of $1,718 (December 31, 2020 - $1,784, May 31, 2020 - $1,589) and an average cash cost of $7 (December 31, 2020 - $18, May 31, 2020 - $607) per attributable GEO (see non-IFRS Financial Measures);
  for the year ended December 31, 2021, generated operating cash margin of $1,711 (December 31, 2020 - $1,766, May 31, 2020 - $982) per attributable GEO, from the Wharf, Joaquin and COSE royalties, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see non-IFRS Financial Measures);
  for the year ended December 31, 2021, recognized revenue from royalty and stream interests, including fixed royalty payments, of $3.0 million (December 31, 2020 - $1.3 million, May 31, 2020 - $2.8 million), net loss of $10.4 million (December 31, 2020 - $4.7 million, May 31, 2020 - $4.4 million), and adjusted EBITDA of negative $1.4 million (December 31, 2020 - negative $1.0 million, May 31, 2020 - negative $1.5 million) (see non-IFRS Financial Measures);
  for the year ended December 31, 2021, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $2.2 million (December 31, 2020 - $1.0 million, May 31, 2020 - $Nil) (see non-IFRS Financial Measures); and
  converted C$5.0 million outstanding on the Beedie Capital ("Beedie") amended loan facility at C$9.90 per share for a total of 505,050 common shares, drew down an additional C$5.0 million from the amended loan facility with a conversion price of C$14.30 per share, and drew down an additional C$3.0 million from the amended loan facility with a conversion price of C$11.16, in accordance with the terms of the amended loan facility. As at the date of this MD&A, the Company has a total of C$8.0 million outstanding and C$12.0 million available on standby under the amended loan facility.
Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 70 royalties, streams, and other interests. Six of the royalties and streams are in the production stage (five currently producing and one on care and maintenance), twenty-four of the royalties are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.

(2) Kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; Moz: million ounces; Ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.

(3) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Producing Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
Higginsville (2)	Karora Resources	Higginsville, Australia	Au	27.5% PPR
COSE	Pan American	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Joaquin	Pan American	Santa Cruz, Argentina	Au, Ag	2.0% NSR
New Luika	Shanta Gold	Tanzania	Au, Ag	15% Ag Stream
Endeavor (1)	Sandfire Resources (1)	NSW, Australia	Zn, Pb, Ag	100% Ag Stream

(1) The Endeavor mine is currently on care and maintenance. In October 2020 Sandfire Resources Ltd. ("Sandfire") announced a farm-in agreement with CBH Resources Ltd giving Sandfire the right to earn a 51% interest in the mine by spending $10 million on exploration. Sandfire can increase its interest to 75% by spending an additional $10 million on exploration, or can acquire 100% for a payment of $30 million. The mine is undergoing an exploration program by Sandfire which is evaluating options for a potential restart.

(2) The Higginsville PPR royalty is designated as a derivate royalty asset on the Company's statement of financial position.

Below are updates during the three months ended December 31, 2021, and subsequent period to certain production stage assets and is based on information publicly filed by the applicable project owner:

Wharf Royalty

On February 16, 2022, Coeur Mining Inc. ("Coeur") reported in a news release that Wharf's updated Proven and Probable Reserves totaled 852 Koz at 0.73 g/t. Total Measured and Indicated Resources were reported at 412 Koz at 0.63g/t with an Inferred Resource estimate of 90 Koz at 0.75 g/t. In addition, Coeur reported in their Q4 2021 financial statements, an updated mine life of 8 years for Wharf.

In fiscal 2021, Wharf produced 91,136 ounces of gold at 0.84 g/t, in line with the production guidance of 85-95 Koz for 2021. Fiscal 2022 guidance is expected to be 70-80 Koz, primarily driven by lower expected gold grades due to mine sequencing.

Additionally, on February 16, 2022, Coeur reported in a news release on the continued exploration success at Wharf where a total of 6,625 meters of drilling was completed in the Portland Ridge - Boston claim group, Flossie and Juno areas. Coeur spent $4 million in exploration at the mine in 2021, its largest since acquiring the asset in 2015. The Company plans to keep one reverse circulation drill rig during the first quarter of 2022 focused on infill drilling the Portland Ridge and Flossie areas.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Higginsville Royalty

On March 14, 2022, Karora Resources Inc. ("Karora") reported production of 112,814 ounces of gold from its Higginsville Gold Operations ("Higginsville") and Beta Hunt mines, in line with 2021 production guidance of 105-115 Koz. On February 7, 2022, Karora announced guidance for fiscal 2022 of 110-134 K oz.

Metalla holds a 27.5% PPR royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2.5 Koz per quarter until a cumulative total of 34.0 Koz of gold at the Higginsville operation have been delivered. As at December 31, 2021, 14.1 Koz of gold had been delivered.

New Luika Silver Stream

On January 24, 2022, Shanta Gold Limited ("Shanta") reported that it produced 55,280 ounces of gold at its NLGM in Tanzania in 2021. On July 19, 2021, Shanta announced a new mine plan for NLGM, where average annual production is expected to be 73.6 Koz gold with the potential to extend mine life beyond 2026 through conversion of significant known resources and the expanded 2,450 tpd mill throughput. Shanta expects total gold production from NLGM for the five-year plan to total 368 Koz from both open pit and underground mine sources from the mining license. Shanta outlined that the resources presently sitting outside of the mine plan amounts to 552 Koz at 2.37 g/t at NLGM. Shanta has forecast production to be between 68-76 Koz in fiscal 2022.

On February 1, 2022, Shanta reported that as at December 31, 2021, the Probable Reserves at NLGM stood at 404 Koz at 3.05 g/t gold, the Measured Resources were 105 Koz at 4.94 g/t gold, the Indicated Resources were 707 Koz at 2.63 g/t gold, and the Inferred Resources were 296 Koz at 1.73 g/t gold.

Metalla holds a 15% interest in Silverback Ltd., whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Endeavor Silver Stream

On January 20, 2022, Sandfire Resources Limited reported that a ground magnetic survey was completed at the Endeavor mine and will assist in the targeting of Elura type deposits at depth.

Metalla has the right to buy 100% of the silver production up to 20 Moz (~12.6 Moz remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of $1.00/oz of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of $7.00/oz.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Development Stage Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle	Val d'Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Beaufor	Monarch Mining	Val d'Or, Quebec	Au	1.0% NSR(1)
Big Springs	Anova Metals	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
CentroGold	Oz Minerals	Maranhao, Brazil	Au	1.0%-2.0% NSR(3)
Côté and Gosselin	IAMGOLD/Sumitomo	Gogama, Ontario	Au	1.35% NSR
Del Carmen	Barrick Gold	San Juan, Argentina	Au, Ag	0.5% NSR
El Realito	Agnico Eagle	Sonora, Mexico	Au, Ag	2.0% NSR(1)
Fifteen Mile Stream ("FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
Fosterville	Agnico Eagle	Victoria, Australia	Au	2.5% GVR
Garrison	Moneta Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Hoyle Pond Extension	Newmont	Timmins, Ontario	Au	2.0% NSR(1)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(4)
North AK	Agnico Eagle	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Chile	Au	2.0% NSR
San Luis	SSR Mining	Peru	Au, Ag	1.0% NSR
Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Au	2.0% NSR(1)
Tocantinzinho	G Mining	Para, Brazil	Au	0.75% GVR
Wasamac	Yamana Gold	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
Timmins West Extension	Pan American	Timmins, Ontario	Au	1.5% NSR(1)
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption

(2) Subject to fixed royalty payments

(3) 1.0% NSR on the first 500 Koz, 2.0% NSR on next 1Moz, and 1.0% NSR thereafter in perpetuity

(4) 2.5% NSR capped at $4.5 million, 1.0% NSR uncapped

Below are updates during the three months ended December 31, 2021, and subsequent period to certain development stage assets and is based on information publicly filed by the applicable project owner:

Côté-Gosselin

On February 23, 2022, IAMGOLD reported that construction had reached 43.4% completion at the Côté Gold Project and remains on track for commercial production in H2 2023. On December 2, 2021, IAMGOLD announced the release of a NI 43-101 technical report on the Côté Gold Project which estimated an initial Indicated Resource estimate of 3.35 Moz at 0.84 g/t gold and an Inferred Resource estimate of 1.71 Moz at 0.73 g/t gold at the Gosselin zone. The Gosselin deposit has only been drilled to approximately half the depth of the Côté deposit and remains open at depth and along strike where a number of drill holes ended in mineralization (see Figure 1). Gosselin has an industry leading discovery cost per gold ounce of less than $2.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Figure 1: Longitudinal Section of block model for Côté Deposit and Gosselin Zone (Source: IAMGOLD news release dated October 18, 2021)

IAMGOLD has planned additional technical studies which will include a metallurgical testing program and mining and infrastructure studies to optimize the inclusion of the Gosselin deposit into the future Côté life-of-mine plans. Per IAMGOLD, additional drilling will target areas where drill spacing is too wide to classify mineral resources and the overlap area between the Gosselin and the Côté deposits which may provide an opportunity for optimization of a combined pit shell. In addition, IAMGOLD will commence work on defining environmental baseline data and permitting requirements for different development scenarios and initiate discussions with First Nations and Métis partners.

On January 27, 2022, IAMGOLD released assay results that extended the Gosselin Zone outside of the recent mineral resource estimate. Significant highlights include 0.78 g/t gold over 355.5 meters, 2.05 g/t gold over 256 meters, 0.55 g/t gold over 357.5 meters and 0.7 g/t gold over 173 meters.

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté reserves and resources estimate and covers all of the Gosselin resource estimate.

Castle Mountain

Castle Mountain is slated to become one of Equinox Gold’s largest assets. Metalla’s 5.0% NSR royalty covers the South Domes portion of the deposit which will be part of the Phase 2 expansion slated to begin in 2026.

On February 24, 2022, Equinox announced they expect to spend $7 million for Phase 2 permitting, optimization studies and metallurgical test work and nearly $2 million for exploration. Equinox expects to submit the Phase 2 permit applications in Q1 2022.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

On March 22, 2021, Equinox announced the release of an updated NI 43-101 technical report on the Castle Mountain Project. As per the report the South Domes portion of Castle Mountain has total Mineral Reserves of 1.24 Moz at a diluted grade of 0.53 g/t gold. Equinox also stated that potential exist to ultimately connect the JSLA and South Dome pits.

Figure 2: Plan map showing Resources and Reserves by pits (Source: Technical Report on the Castle Mountain Project Feasibility Study, issued March 17, 2021)

Metalla holds a 5.0% NSR Royalty on the South Domes area of the Castle Mountain mine.

Wasamac

On December 1, 2021, Yamana Gold Inc. ("Yamana") announced that initial drill results at Wasamac defined an entirely new shear zone which demonstrates a reinforced vision for a 200 Koz plus per year operation with a mine life of at least 15 years. Exploration drilling at the newly discovered South Wildcat zone returned 7.31 g/t gold over 3.37 meters. Yamana has decided to advance a bulk sample permitting process to allow construction of a ramp which could expedite the start of production ahead of the stated 2026 start date. In addition, work is ongoing to understand the metallurgy of the project where preliminary testing indicated that average gold recovery could increase by 3% compared to the feasibility study. Yamana expects to complete the Environmental impact assessment by the second quarter of 2022.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Fosterville

On February 23, 2022, Agnico reported that they expect to spend $34.6 million for 121,400 metres of drilling and development to replace mineral reserve depletion and to add mineral resources at Fosterville. Another $19.7 million will be spent on underground and surface exploration with the aim to discover additional high-grade mineralization, with $2.9 million to be spent on regional exploration drilling on the land package surrounding the Fosterville mine.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Metalla holds a 2.5% GVR royalty on the Northern and Southern extensions of the Fosterville mining license and other areas in the land package.

Tocantinzinho

On February 9, 2022, G Mining announced that it had completed an updated feasibility study for the TZ gold project located in Para State, Brazil. The study confirmed a robust 10.5-year mine life producing 1.8 Moz of gold in total resulting in an average annual gold production profile of 174,700 ounces at an all-in sustaining cost of $681/oz.

Economics were favourable, at a $1,600/oz gold price the study demonstrated an after-tax NPV5% of $622 million and generated an after-tax IRR of 24%. Also of note, G Mining increased the reserves at TZ by 12% to 2.0 Moz and saw an increase in the capital cost at the project of only 7% since the last study was conducted. Project optimization and detailed engineering is expected to occur from Q4 2021 through to Q4 2022. G Mining also expects to complete two drilling campaigns totaling 10,000 meters beginning in Q4 2021 through to Q1 2022, these include a grade control drilling program to de-risk early years of production and an exploration drilling program to test for potential extensions of the known mineralization at depth and below the current pit.

G Mining is a precious metals development company with a leadership team which has built four mines in South America, including the Merian mine for Newmont Corporation and Fruta Del Norte for Lundin Gold.

Metalla holds a 0.75% GVR royalty on the Tocantinzinho project.

El Realito

On February 23, 2022, Agnico reported that road construction was completed in the fourth quarter of 2021. Pre-stripping activities at El Realito pit were underway and were expected to be completed in the third quarter of 2022. The production guidance from the La India mine which hosts the El Realito pit were positively revised to 82.5 Koz gold in 2022, 70 Koz gold in 2023 and 22.5 Koz gold in 2024. The increase in the production guidance was due to pit optimization and increase in mineral reserves at the El Realito deposit.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Santa Gertrudis

On February 23, 2022, Agnico announced an updated Resource estimate at Santa Gertrudis where the Indicated Resources totaled 99 Koz gold at 0.64 g/t and 739 Koz at 4.79 g/t silver, and Inferred Resources totaled 1,679 Koz at 1.69 g/t gold and 5,924 Koz at 5.96 g/t silver.

Exploration drilling in the fourth quarter at the high-grade Amelia deposit resulted in the improved understanding of structural controls leading to the 120-meter extension of the high-grade ore shoots at the deposit beyond the 2021 mineral resources. At the Centauro deposit, a 100-meter step out from a hole that returned 5.8 g/t gold over 15 meters encountered high grade sulphide mineralization outlining the potential to make additional high-grade discoveries at the property similar to Amelia.

During 2022, Agnico expects to spend $19 million at Santa Gertrudis with the goal to expand mineral resources, to test high grade structure extensions at the Amelia deposit and explore new targets, infill open pit deposits to declare reserves and internal studies and metallurgical test work.

Agnico expects Santa Gertrudis to have an annual production of 100 - 125 Koz of gold.

Metalla holds a 2.0% NSR royalty on Santa Gertrudis subject to Agnico's right to buy back 1.0% for $7.5 million.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Amalgamated Kirkland Property

On February 23, 2022, Agnico reported that the Amalgamated Kirkland deposit could provide incremental ore feed to the Macassa mill with annual production of 40 Koz as soon as 2024. In 2022, Agnico plans to spend $8.6 million on a 1.3 Km exploration ramp from the Macassa near surface zones, designed to carry out infill drilling and a bulk sample of the higher-grade regions of the Amalgamated Kirkland deposit. The Amalgamated Kirkland deposit hosts an indicated resource estimate of 265 Koz gold at 6.51 g/t gold and an inferred resource of 406 Koz at 5.32 g/t gold. The deposit remains open at depth and extends laterally.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland property.

Akasaba West

On October 27, 2021, Agnico announced they plan to revisit the Akasaba West project with the intention to integrate it into the Goldex production profile. An internal technical evaluation is being updated to reflect current financial parameters and to optimize the production rate.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to an exemption on the first 210 Koz of gold of production. Agnico holds the right to buy back 1.0% of the royalty for C$7.0 million at any time.

Del Carmen

On February 16, 2022, Barrick reported that drilling at Del Carmen is expected to resume in the first quarter of 2022. Two holes drilled at Carmen Norte, confirmed the presence of porphyry style mineralization and a decision on further work will be made when results are received.

Metalla holds a 0.5% NSR royalty on the Del Carmen project which is the Argentine portion of the Alturas-Del Carmen project in the prolific El Indio belt.

Beaufor Mine

In press releases dated November 1, 2021, January 20, 2022, and February 10, 2022, Monarch provided exploration updates at the Beaufor Mine and Beacon Mill, scheduled to begin mining in 2022. Significant highlights from drilling include 56.91 g/t gold over 0.7 meters, 21.6 g/t gold over 1.8 meters, 99.7 g/t gold over 0.6 meters, 52.19 g/t gold over 2.1 meters, 44.9 g/t gold over 1.4 meters, and 16.97 g/t gold over 3.6 meters. Underground development and rehabilitation are currently ongoing at Beaufor.

Metalla holds a 1.0% NSR royalty on the Beaufor mine.

CentroGold

On October 20, 2021, OZ Minerals announced that the relocation plan required for progressing the court injunction removal has been completed and can be submitted to the National Institute of Colonization and Agrarian Reform (INCRA). On February 21, 2022, OZ announced that the relocation plan had been submitted to INCRA.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a large portfolio of royalties on exploration stage assets including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral Expl.	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Discovery Harbour Res.	Nevada, USA	Au	1.0% NSR (4)
Camflo Mine	Yamana Gold/Agnico Eagle	Val d'Or, Quebec	Au	1.0% NSR
Capricho	Solaris Resources	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Newmont	Timmins, Ontario	Au	2.0% NSR
Carlin East	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR (4)
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle	Cochrane, Ontario	Au	2.0% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Fortuity 89	Newcrest Mining	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Anova Metals	Nevada, USA	Au	2.0% NSR (4)
Goodfish Kirana	Warrior Gold	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Contact Gold	Nevada, USA	Au	2.0% NSR
Guadalupe/Pararin	Black Swan Minerals	Peru	Au	1.0% NSR
Hot Pot/Kelly Creek	Nevada Exp./Austin Gold	Nevada, USA	Au	1.5% NSR (2)(4)
Island Mountain	Tuvera Exploration	Nevada, USA	Au	2.0% NSR (4)
Jersey Valley	Abacus Mining	Nevada, USA	Au	2.0% NSR (4)
Kings Canyon	Pine Cliff Energy	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle	Kirkland Lake, Ontario	Au	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambo	IAMGOLD	Peru	Au	1.0% NSR
Lourdes	Pucara Resources	Peru	Au, Ag	1.0% NSR
Mirado Mine	Orefinders/Kirkland Lake JV	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(3)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR (2)(4)
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Metalla	Chile	Au	1.5% NSR(5)
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Au	1.5% GOR
Sirola Grenfell	Pelangio Exploration	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon's Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Stock	White Metal Res.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Newmont	Timmins, Ontario	Au	2.0% NSR

(1) Option to acquire the underlying and/or additional royalty

(2) Subject to partial buy-back and/or exemption

(3) Subject to closing conditions

(4) Subject to fixed royalty payments

(5) Option available

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Below are updates during the three months ended December 31, 2021, and subsequent period to certain exploration assets and is based on information publicly filed by the applicable project owner:

Green Springs

On March 2, 2022, Contact Gold Corp. ("Contact") announced its 2022 exploration plans for the Green Springs project which is anticipated to start in March 2022.  The first phase of the 2022 program includes a plan for up to 3,000 meters designed to expand the footprint of the Tango, X-Ray and B-C gap gold discoveries, which were all made in 2021. Contact anticipates a second phase of drilling later in the year after results from the first phase are received and integrated into the next phase plan.

Metalla holds a 2.0% NSR Royalty on Green Springs.

Fortuity 89

On October 28, 2021, Newcrest Mining Ltd. ("Newcrest") and Discovery Harbour Resources provided an update on exploration plans at the Fortuity 89 project in Nevada. Newcrest plans to drill a minimum of eight drill holes and 3,400 meters beginning in January 2022 to test a series of low sulphidation epithermal gold target.

Metalla holds a 2.0% NSR royalty on the Fortuity 89 project.

Tower Stock

White Metal Resources Corp. released several drill results on the Tower Stock Gold project in Ontario through several 2021 press releases dated October 21, September 23, and August 24, 2021. Significant drill results from the project include 3.68 g/t gold over 10.5 meters and 1.7 g/t gold over 82.5 meters.

Metalla holds a 2.0% NSR Royalty on the Tower Stock project.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners, including any amounts related to derivative royalty assets, for the periods indicated:

	Twelve	Seven months	Twelve
	months ended	ended	months ended
	December 31,	December 31,	May 31,
	2021	2020	2020
Attributable GEOs(1) during the period from:
Higginsville(2)	1,202	557	-
Wharf	937	544	-
NLGM(3)	115	132	177
COSE	416	125	33
Joaquin	245	46	14
Endeavor Silver Stream	-	-	1,765
Total attributable GEOs(1)	2,915	1,404	1,989

(1) For the methodology used to calculate attributable GEOs see Non-IFRS Financial Measures.

(2) The Higginsville PPR is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's consolidated financial statements for the year ended December 31, 2021.

(3) Adjusted for the Company's proportionate share of NLGM held by Silverback.

CHANGE IN YEAR-END

In order to better align the Company's reporting cycle with its peers and its royalty and stream partners, the Company changed its year-end to December 31, beginning with December 31, 2020. The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the transition year and new financial year are:

Transition Year	Comparative Annual Financial Statements to Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods to Interim Periods in New Financial Year
7 months ended December 31, 2020	12 months ended May 31, 2020	December 31, 2021	7 months ended December 31, 2020 and 12 months ended May 31, 2020	3 months ended August 31, 2020	3 months ended August 31, 2019	3 months ended March 31, 2021 6 months ended June 30, 2021 9 months ended September 30, 2021	3 months ended February 29, 2020 6 months ended May 31, 2020 9 months ended August 31, 2020

For additional information please see the Notice filed by the Company on October 9, 2020 which is available on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

OUTLOOK

Primary sources of cash flows from royalties and streams for 2022 are expected to be Wharf, Higginsville, Joaquin, COSE, and NLGM, with the addition of Beaufor and El Realito expected in the second half of 2022. In 2022, the Company expects 2,500 to 3,500 attributable GEOs (1).

(1) For the methodology used to calculated attributable GEOs see Non-IFRS Financial Measures.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to December 31, 2021:

	Three months ended
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenue from royalty and stream interests	$813,509	$785,058	$696,605	$674,585
Net loss	3,131,180	2,187,472	2,729,981	2,377,724
Dividends declared and paid	-	-	-	-
Loss per share - basic and diluted	0.07	0.05	0.06	0.06
Weighted average shares outstanding - basic	43,953,837	43,287,763	42,281,245	40,709,081

	Four months ended December 31, 2020
		Three months ended
		August 31, 2020	May 31, 2020	February 29, 2020
Revenue from royalty and stream interests	$962,783	$346,869	$37,607	$969,311
Net loss	3,289,068	1,456,741	1,662,446	1,595,792
Dividends declared and paid	-	-	316,730	312,393
Loss per share - basic and diluted	0.08	0.04	0.05	0.05
Weighted average shares outstanding - basic	38,975,824	36,214,370	34,496,399	34,033,219

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material items impacting the Company's quarterly results are discussed below:

  For the three months ended June 30, 2021, September 30, 2021, and December 31, 2021, revenue was roughly consistent compared to the previous quarter as the primary sources of revenue remained unchanged being the Wharf, COSE and Joaquin royalties.
  For the three months ended March 31, 2021, revenue decreased compared to the previous quarter primarily due to the period being a three-month period compared to the comparative to four months in the previous quarter.
  For the four months ended December 31, 2020, and the three months ended August 31, 2020, revenue increased compared to the previous quarters primarily as a result of acquiring the producing Wharf royalty.
  For the three months ended May 31, 2020, revenue decreased compared to the previous quarter due to the Endeavor Mine being put on care and maintenance leading to a significant decrease in attributable gold oz. production and significantly lower production from Joaquin and COSE due to mandated government shutdowns related to the COVID-19 pandemic.
  For the three months ended February 29, 2020, revenue decreased compared to the previous quarter, due to a decrease in attributable silver oz. delivered and sold at the Endeavor Mine. The decrease from the Endeavor mine was offset partially in the period as the Company received its first NSR payments from COSE and Joaquin NSR interests.
Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

Three Months Ended December 31, 2021

The Company's net loss totaled $3.1 million for the three months ended December 31, 2021, compared with a net loss of $3.3 million for the four months ended December 31, 2020.

Significant items impacting the change in net loss included the following:

  a decrease in revenue from royalties and streams from $1.0 million for the four months ended December 31, 2020, to $0.8 million for the three months ended December 31, 2021;
  an increase in share-based payments from $1.1 million for the four months ended December 31, 2020, to $1.3 million for the three months ended December 31, 2021, driven primarily by an increase in the calculated values for share-based payments tied to an increase in the Company's share price; and
  a decrease in tax expense from an expense of $0.3 million for the four months ended December 31, 2020, to a recovery of $0.1 million for the three months ended December 31, 2021.

Year Ended December 31, 2021

The Company's net loss totaled $10.4 million for the year ended December 31, 2021, compared with a net loss of $4.7 million for the seven months ended December 31, 2020.

Significant items impacting the change in net loss included the following:

  an increase in revenue from royalties and streams from $1.3 million for the seven months ended December 31, 2020, to $3.0 million for the year ended December 31, 2021, driven by the increased revenue from the Wharf, COSE, and Joaquin royalties in the current period;
  an increase in general and administrative expenses from $2.7 million for the seven months ended December 31, 2020, to $4.2 million for the year ended December 31, 2021, driven by increased activity in the current period and due to the current period being twelve months compared to only seven months in the comparative period;
  an increase in share-based payments from $1.6 million for seven months ended December 31, 2020, to $5.3 million for the year ended December 31, 2021, driven primarily by an increase in the calculated values for share-based payments tied to an increase in the Company's share price when certain share-based payments were granted;
  an increase in mark-to-market losses on derivative royalty assets from a gain of $0.3 million for the seven months ended December 31, 2020, to a loss of $0.2 million for the year ended December 31, 2021, driven primarily by changes in the estimates of future gold price and foreign exchange rates used in the Company's derivative valuation model; and
  a decrease in tax expense from an expense of $0.5 million for the seven months ended December 31, 2020, to a recovery of less than $0.1 million for the year ended December 31, 2021.
Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to add value for shareholders and benefits for other stakeholders.

The Company's cash balance as at December 31, 2021, was $2.3 million (December 31, 2020 - $5.3 million, May 31, 2020 - $3.6 million) and its working capital was $5.4 million (December 31, 2020 - $8.5 million, May 31, 2020 - $2.6 million). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has access to sufficient resources to undertake its current business plan for the foreseeable future. In order to meet is capital requirements the Company's primary sources of cash flows are expected to be from the Wharf, Higginsville, Joaquin, COSE, and NLGM royalties and streams. For any capital requirement not covered by the cash flows from royalties and streams, the Company may: issue new shares through the 2021 ATM Program (as defined below) or other public and/or private placements, draw down additional funds under the Amended Loan Facility (as defined below), enter into new debt agreements, or sell assets.

During the year ended December 31, 2021, cash decreased by $3.0 million. The decrease was due to cash used in investing activities of $36.0 million, partially offset by cash provided by operating and financing activities of $0.3 million and $32.8 million, respectively. Exchange rate changes had a minimal impact on cash of less than $0.1 million.

Debt

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12.0 million with Beedie to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of C$7.0 million, with the remaining C$5.0 million available for subsequent advances in minimum tranches of C$1.25 million. The Loan Facility carried an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal payment due April 21, 2023. At the option of Beedie, principal outstanding can be converted into common shares of the Company at a conversion price of C$5.56 per share. In August 2019, the Company drew down the initial advance of $5.4 million (C$7.0 million) (the "First Drawdown") of which $3.2 million was allocated to the liability portion and the residual value of $2.1 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.6 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 23.5% per annum, with an expected life of four years.

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the “Loan Amendment”). As part of the Loan Amendment: (i) Beedie converted C$6.0 million of the First Drawdown; (ii) the Company drew down the remaining undrawn C$5.0 million available from the Loan Facility with a conversion price of C$9.90 per share (the “Second Drawdown”); (iii) the Loan Facility was increased by an aggregate C$20.0 million. All future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume Weighted Average Price (“VWAP”) of the Company’s shares on the date of such advance; (iv) if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices; and (v) the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5%.

In August 2020, $2.8 million of the Second Drawdown of $3.8 million (C$5.0 million) was allocated to the liability portion and the residual value of $1.0 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.3 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately three years.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

In August 2020, as per the terms of the Loan Amendment, Beedie converted C$6.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company. Upon conversion the Company derecognized $3.1 million from the liability, and $1.8 million from equity reserves and transferred $4.9 million to share capital. The Company also recorded a deferred income tax expense of $0.4 million with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the First Drawdown.

Following this conversion and draw down, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company had C$1.0 million outstanding from the First Drawdown with a conversion price of C$5.56 per share, C$5.0 million outstanding from the Second Drawdown with a conversion price of C$9.90 per share, and had C$20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In October 2020, Beedie converted the remaining C$1.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company. Upon conversion the Company derecognized $0.5 million from the liability, and $0.3 million from equity reserves and transferred $0.8 million to share capital. The Company also recorded a deferred income tax expense of $0.2 million with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the First Drawdown.

In March 2021, the Company drew down $4.0 million (C$5.0 million) (the "Third Drawdown"), at a conversion price of C$14.30 per share, from the Amended Loan Facility of which $3.2 million was allocated to the liability portion and the residual value of $0.8 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.2 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately two years.

In March 2021, as per the terms of the Loan Amendment, Beedie converted the entire C$5.0 million from the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 common shares of the Company. Upon conversion the Company derecognized $3.1 million from the liability, and $1.0 million from equity reserves and transferred $4.1 million to share capital. The Company also recorded a deferred income tax expense of $0.3 million with an offset to equity reserves to unwind the deferred taxes that were recognized in August 2020 upon the Second Drawdown.

In October 2021, the Company drew down $2.4 million (C$3.0 million) (the "Fourth Drawdown"), at a conversion price of C$11.16 per share, from the Amended Loan Facility of which $2.0 million was allocated to the liability portion and the residual value of $0.4 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.1 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately one and a half years.

As at December 31, 2021, the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share from the Third Drawdown, C$3.0 million outstanding with a conversion price of C$11.16 per share from the Fourth Drawdown, and had C$12.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

For the year ended December 31, 2021, the Company recognized finance charges of $0.2 million (December 31, 2020 - $0.2 million, May 31, 2020 - $0.3 million), related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Other Loans

In connection with the Castle Mountain acquisition in October 2021, the Company entered into a $5.0 million loan agreement with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid (the "Castle Mountain Loan").  As per the terms of the agreement the principal amount and any accrued interest will be repaid no later than twenty months from the closing date of the acquisition.

Cash Flows from Operating Activities

During the year ended December 31, 2021, cash provided by operating activities was $0.3 million and was primarily the result of a net loss of $10.4 million, partially offset by $8.7 million for items not affecting cash, payments received from derivative royalty assets of $2.6 million, and by a $0.6 million decrease in non-cash working capital items. During the seven months ended December 31, 2020, net cash used in operating activities was $2.6 million and was primarily as a result of a net loss of $4.7 million, offset by $2.9 million for items not affecting cash, and by a $0.8 million decrease in non-cash working capital items. During the year ended May 31, 2020, net cash used in operating activities was $1.2 million and was primarily as a result of a net loss of $4.4 million, offset by $3.1 million for items not affecting cash, and by a $0.2 million increase in non-cash working capital items.

Cash Flows from Investing Activities

During the year ended December 31, 2021, cash used in the Company's investing activities was $36.0 million and was primarily related to the acquisition of royalties and streams. During the seven months ended December 31, 2020, and year ended May 31, 2020, cash used in the Company's investing activities was $4.7 million and $3.4 million, respectively, and was primarily related to the acquisition of royalties and streams.

Cash Flows from Financing Activities

During the year ended December 31, 2021, cash provided by the Company's financing activities was $32.8 million, which was primarily comprised of the drawdowns of $6.4 million from the Amended Loan Facility, $0.3 million from the exercise of stock options, $26.7 million in net proceeds from the 2020 ATM Program and the 2021 ATM Program, partially offset by $0.6 million of finance charges and interest payments. During the seven months ended December 31, 2020, cash provided by the Company's financing activities was $8.9 million, which was primarily comprised of the drawdown of $3.8 million from the Amended Loan Facility, $2.6 million from the exercise of share purchase warrants and stock options, $2.9 million in proceeds from the ATM, partially offset by $0.2 million of finance charges, and $0.2 million of interest payments. During the twelve months ended May 31, 2020, cash provided by the Company's financing activities was $4.7 million, which was primarily comprised of the drawdown of $5.4 million from the Loan Facility, $3.4 million from the exercise of share purchase warrants and stock options, partially offset by $2.0 million of principal loan repayments, $1.2 million of dividend payments, $0.3 million of finance charges, and $0.5 million of interest payments.

At-The-Market Equity Programs

2020 ATM Program

In September 2020, the Company announced that it had entered into an equity distribution agreement (the "2020 Distribution Agreement") with a syndicate of agents (collectively, the "2020 Agents") to establish an At-The-Market equity program (the "2020 ATM Program"). Under the 2020 ATM Program, the Company could have distributed up to $20.0 million (or the equivalent in Canadian Dollars) in common shares of the Company (the "2020 Offered Shares"). The 2020 Offered Shares were sold by the Company, through the 2020 Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale. The net proceeds from the 2020 ATM Program were used to finance the purchase of royalties and streams and for general working capital purposes.

Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

The 2020 ATM Program and 2020 Distribution Agreement were terminated on May 14, 2021. From inception in September 2020 to termination on May 14, 2021, the Company distributed a total of 1,809,300 common shares under the 2020 ATM Program at an average price of $9.63 per share for gross proceeds of $17.4 million, with aggregate commissions paid to the 2020 Agents and other share issue costs of $0.9 million, resulting in aggregate net proceeds of $16.5 million. The remaining $2.6 million of common shares not sold under the 2020 ATM Program are no longer available for sale and will not be issued.

2021 ATM Program

On May 14, 2021, the Company announced that it had entered into a new equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents (collectively, the "Agents") to establish an At-The-Market equity program (the "2021 ATM Program"). Under the 2021 ATM Program, the Company may distribute up to $35.0 million (or the equivalent in Canadian Dollars) in common shares of the Company (the "Offered Shares"). The Offered Shares will be sold by the Company, through the Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale. The net proceeds from the 2021 ATM Program will be used to finance the future purchase of royalties and streams and for general working capital purposes. The 2021 Distribution Agreement may be terminated at any time by the Company or the Agents and if not so terminated will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the 2021 ATM Program reaches the aggregate amount of $35.0 million (or the equivalent in Canadian Dollars); or (b) June 1, 2022. For additional details about the 2021 ATM Program please see the press release by the Company dated May 14, 2021, and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

From inception to December 31, 2021, the Company had distributed 1,622,165 common shares under the 2021 ATM Program at an average price of $8.47 per share for gross proceeds of $13.7 million, with aggregate commissions paid or payable to the Agents and other share issue costs of $0.7 million, resulting in aggregate net proceeds of $13.0 million. For the three months ended December 31, 2021, the Company distributed 269,037 common shares under the 2021 ATM Program at an average price of $7.31 per share for gross proceeds of $2.0 million, with aggregate commissions paid or payable to the Agents and other share issue costs of $0.2 million, resulting in aggregate net proceeds of $1.8 million. As at the date of this MD&A, the Company had distributed a total of 1,970,608 common shares under the ATM Program for gross proceeds of $16.1 million.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  44,471,512 common shares issued and outstanding;
  2,745,938 stock options outstanding with a weighted average exercise price of C$6.96; and
  485,554 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the board of directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the board of directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

Requirement for additional financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, funds available under the Amended Loan Facility, and funds raised in the 2021 ATM Program. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes the Chief Executive Officer and Chief Financial Officer) for services rendered and compensation for members of the Board of Directors in their capacity as directors of the Company. During the periods indicated below, the Company's key management compensation was as follows:

	Twelve months	Seven months	Twelve months
	ended	ended	ended
	December 31,	December 31,	May 31,
	2021	2020	2020
Salaries and fees	$1,331,996	$865,052	$880,556
Share-based payments	3,945,428	1,175,647	1,297,981
	$5,277,424	$2,040,699	$2,178,537

As at December 31, 2021, the Company had $0.4 million (December 31, 2020 - $0.5 million, May 31, 2020 - $0.5 million) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at December 31, 2021, the Company had $Nil (December 31, 2020 - less than $0.1 million, May 31, 2020 - $Nil) due from directors and management related to the payment of withholding amounts.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

COMMITMENTS

Contractual Commitments

As at December 31, 2021, the Company had the following contractual commitments:

	Less than	1 to	Over
	1 year	3 years	4 years	Total
Trade and other payables	$1,089,219	$-	$-	$1,089,219
Loans payable principal and interest payments (1)	648,887	6,527,950	-	7,176,837
Payments related to acquisition of royalties and streams (2)	-	5,333,151	-	5,333,151
Total commitments	$1,738,106	$11,861,101	$-	$13,599,207

(1) Payments required to be made on the Amended Loan Facility based on the closing balance as at December 31, 2021.

(2) Payments required for the completion of the Castle Mountain acquisition.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of December 31, 2021.

As at December 31, 2021, the Company had the following contingent commitments:

  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the CentroGold project of $7.0 million payable in common shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $0.5 million in cash and $0.5 million in common shares upon achievement of commercial production at the La Fortuna deposit in Chile; and
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the Hoyle Pond Extension property, the Timmins West Extension property, and the DeSantis Mine property totalling C$5.0 million in cash and common shares upon achievement of various production milestones.
Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	December 31,	December 31,	May 31,
	2021	2020	2020
Financial assets
Amortized cost:
Cash	$2,344,246	$5,299,904	$3,600,409
Royalty, derivative royalty, and stream receivables	1,175,602	1,547,895	-
Other receivables	125,571	265,680	39,180
Fair value through profit or loss:
Derivative royalty asset	4,034,007	6,432,610	-
Marketable securities	34,027	43,984	27,603
Total financial assets	$7,713,453	$13,590,073	$3,667,192

Financial liabilities
Amortized cost:
Trade and other payables	$1,089,219	$1,772,304	$1,254,123
Loans payable	10,514,644	3,062,706	3,523,570
Total financial liabilities	$11,603,863	$4,835,010	$4,777,693

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, derivative royalty, and stream receivables that are receivable to the Company without further adjustments are classified as amortized cost. The fair value of the Company's loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates. The derivative royalty asset was valued using inputs that are not observable, including a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate. Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy.

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 8 in the Company's consolidated financial statements for the year ended December 31, 2021. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at December 31, 2021, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of less than $0.1 million.

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.  Included in the calculation of attributable GEOs is any cash received from the Higginsville PPR royalty, which is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the Company's statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally as the Company receives payment similar to the Company's other royalty interests, the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's consolidated financial statements for the year ended December 31, 2021.

Management’s Discussion and Analysis - Page 24

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Attributable GEOs are composed of:

  payable gold ounces attributable to the Company; plus
  an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period; plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

Average cash cost per attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs.

The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO for the periods below were:

	Twelve	Seven months	Twelve
	months ended	ended	months ended
	December 31,	December 31,	May 31,
	2021	2020	2020
Cost of sales, excluding Depletion	$-	$-	$1,058,749
Cost of sales for NLGM(1)	20,651	24,777	27,129
Adjust for:
Refining charge	-	-	121,343
Total cash cost of sales	20,651	24,777	1,207,221
Total attributable GEOs	2,915	1,404	1,989
Average cash cost per attributable GEO	$7	$18	$607

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Average realized price per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs sold.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

Management’s Discussion and Analysis - Page 25

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

The Company's average realized price per attributable GEO for the periods below were:

	Twelve	Seven months	Twelve
	months ended	ended	months ended
	December 31,	December 31,	May 31,
	2021	2020	2020
Royalty revenue (excluding fixed royalty payments)	$2,639,200	$1,217,807	$69,217
Payments from derivative assets(3)	2,163,380	1,040,100	-
Revenue from NLGM(1)	206,507	247,442	271,288
Sales from stream interests	-	-	2,699,607
Adjust for:
Refining charge	-	-	121,343
Sales from stream and royalty interests	5,009,087	2,505,349	3,161,455
Total attributable GEOs sold	2,915	1,404	1,989
Average realized price per attributable GEO	$1,718	$1,784	$1,589

Operating cash margin per attributable GEO(2)	$1,711	$1,766	$982

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

(3) The Higginsville PPR is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's consolidated financial statements for the year ended December 31, 2021.

Adjusted EBITDA

Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

The Company's adjusted EBITDA for the periods below were:

	Twelve	Seven months	Twelve
	months ended	ended	months ended
	December 31,	December 31,	May 31,
	2021	2020	2020
Net loss	$(10,426,357)	$(4,745,809)	$(4,422,527)
Adjusted for:
Interest expense	818,371	424,104	701,011
Finance charges	181,970	187,680	334,410
Income tax provision	(65,111)	487,023	(279,758)
Depletion and amortization	2,347,535	872,213	715,945
Foreign exchange loss (gain)	442,203	171,688	(86,554)
Share-based payments (1)	5,324,268	1,632,131	1,564,752
Adjusted EBITDA	$(1,377,121)	$(970,970)	$(1,472,721)

(1) Includes stock options and restricted share units.

Management’s Discussion and Analysis - Page 26

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's significant accounting policies and estimates are disclosed in Note 2 of the consolidated financial statements for the year ended December 31, 2021.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at December 31, 2021. Based upon the results of that evaluation, the CEO and CFO have concluded that, as at December 31, 2021, the Company's disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by COSO. Based on this assessment, management has concluded that, as of December 31, 2021, the Company's internal control over financial reporting is effective and no material weaknesses were identified

Management’s Discussion and Analysis - Page 27

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Changes in ICFR

There has been no change in our internal control over financial reporting during the year ended December 31, 2021, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 24, 2022, which is available on www.sedar.com.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

Unless otherwise indicated, all of the mineral reserves and mineral resources disclosed in this MD&A have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the "SEC"). Accordingly, the scientific and technical information contained in this MD&A, including estimates of mineral reserves and mineral resources, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

Management’s Discussion and Analysis - Page 28

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively. "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla, including the payment of the remaining $5.0 million purchase price for the Castle Mountain royalty and the additional contingent payments of up to $11.0 million for the CentroGold royalty;
  the future sales of common shares under the 2021 ATM Program and the value of the gross proceeds to be raised thereunder;
  the future availability of funds, including drawdowns pursuant to the Amended Loan Facility and sales from the 2021 ATM Program;
  the effective interest rate of drawdowns under the Amended Loan Facility and the life expectancy thereof;
  the future conversion of funds drawn down by Metalla under the Amended Loan Facility;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the potential restart of the Endeavor mine;
  the new mine plan at NLGM and the expected average annual production thereunder;
  the achievement of production at the Côté Gold Project and the anticipated timing thereof;
  the resuming of drilling at Del Carmen in the first quarter of 2022;
  the expansion of mineral resources at Santa Gertrudis and Agnico's plan to test high grade structure extensions at the Amelia deposit and explore new targets;
  the expected $19.0 million in capital expenditures by Agnico at Santa Gertrudis and the potential expansion of mineral resources thereon;
  the completion of pre-stripping activities at El Realito and the expected timing thereof;
  the start of mining operations at the Beaufor Mine and Beacon Mill and the expected timing thereof;
  the update of the internal technical evaluation at the Akasaba West project;
Management’s Discussion and Analysis - Page 29

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)
  the expected timing of Phase 2 permit application for Castle Mountain;
  future opportunities for Equinox Gold to move South Domes earlier in the mine plan at Castle Mountain;
  Equinox Gold's expectation to submit Phase 2 permit applications for Castle Mountain in Q1 2022;
  the potential for the Castle Mountain mine to become one of Equinox Gold's largest assets;
  expected timing of the environmental impact assessment by Yamana;
  the completion of two drilling campaigns at Tocantinzinho and the anticipated timing thereof;
  the completion of project optimization and detailed engineering at Tocantinzinho and the anticipated timing thereof;
  the future production at the Amalgamated Kirkland deposit and the anticipated timing thereof;
  the plan to expand the footprint of the Tango, X-Ray and B-C gap gold discoveries at Green Springs;
  the amount and timing of the attributable GEOs expected by the Company in 2022;
  the availability of cash flows from the Wharf, Higginsville, Joaquin, COSE and NLGM royalties and streams;
  the completion of the environmental impact assessment by Yamana and the anticipated timing thereof;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold and silver prices;
  the impact of COVID-19 on the planned operations and programs on the properties in which Metalla holds, or may acquire, a royalty;
  other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future sales of Offered Shares under the 2021 ATM Program, or other public and/or private placements of equity, debt or hybrids thereof; and
  the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
Management’s Discussion and Analysis - Page 30

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities;
  risks related to the Côté and Gosselin properties;
  that some royalty and stream interests are subject to rights of other interest-holders;
  risks related to general business and economic conditions;
  risks related to global financial conditions;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition;
  risks related to the operators of the properties in which Metalla holds, or may acquire, a royalty or stream or other interest, including changes in the ownership and control of such operators;
  that Metalla's royalties and streams may have unknown defects;
  that Metalla's royalties and streams may be unenforceable;
  that Metalla may not be able to obtain adequate financing in the future;
  litigation;
  risks related to Metalla's current credit facility and financing agreements;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes to existing tax treatment
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;
  risks related to land title; risks related to international operations;
  risks related to operating in countries with developing economies; risks associated with the construction, development and expansion of mines and mining projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
Management’s Discussion and Analysis - Page 31

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021 (Expressed in United States dollars, unless otherwise indicated)
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market; that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with Metalla's ATM Program;
  risks associated with the Amended Loan Facility;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 32